ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001637207

Ladies and Gentlemen:

As discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), on behalf of Planet Fitness, Inc. (the “Company”), we submit via EDGAR for review by the Staff this supplemental letter relating to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). The Staff has inquired as to the Company’s analysis regarding whether the issuance of shares of the Company’s Class A Common Stock (“Class A Shares”) to certain investment entities (the “Direct TSG Investors”) affiliated with TSG in connection with the recapitalization transactions described in the Registration Statement (the “Recapitalization Transactions”) should be deemed to be integrated with the sale of Class A Shares to investors in the initial public offering registered by the Registration Statement (the “Offering”). The Direct TSG Investors currently hold interests in Planet Fitness Holdings, L.P. (“PF LP”), which indirectly holds interests in Pla-Fit Holdings, LLC. As part of the Recapitalization Transactions, PF LP will merge into the Company and will receive Class A Shares in connection with the merger (the “Merger”). As described in earlier correspondence, at the time of the Merger, the Company will have no assets, liabilities or other business. Following the Merger, the Direct TSG Investors will hold the exact same interest in Pla-Fit Holdings, LLC, except that it will be held indirectly through the Company. There will be no economic change in the interests of Pla-Fit Holdings, LLC held indirectly by the Direct TSG Investors before and after the Merger. As also described in prior correspondence, the Merger Agreement will be

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signed before the public filing of the Registration Statement and will be irrevocable on the parties. The closing of the Merger will occur no later than March 31, 2016, but earlier if the pricing of the Offering occurs earlier than March 31, 2016.

As an initial matter, it is the Company’s view that the Direct TSG Investors are not making an investment decision in connection with the Merger. Through PF LP, the Direct TSG Investors indirectly hold interests in Pla-Fit Holdings, LLC and its subsidiaries, through which the Planet Fitness business is conducted. Immediately following the Merger, the Direct TSG Investors will indirectly hold those same interests in Pla-Fit Holdings, LLC and its subsidiaries through Planet Fitness, Inc. The Merger represents a corporate restructuring step that will not alter the Direct TSG Investors’ ownership interest in the Planet Fitness business. Moreover, due to the nature of the transaction, the Merger is being effected without the need for consent of the Direct TSG Investors. As such, the Company does not believe that the Direct TSG Investors are making an investment decision in connection with the Merger.

To the extent the issuance of Class A Shares to the Direct TSG Investors in connection with the Merger is analyzed as an investment transaction, the Company believes that such transaction will occur at the time the irrevocable Merger Agreement is signed. At that time the Direct TSG Investors are irrevocably committed to complete the Merger. To the extent that pricing of the Offering occurs earlier than March 31, 2016 as a result of any actions taken by TSG (thereby accelerating the timing of the closing), the Company does not believe that a separate investment transaction occurs at that time. To the extent that the Staff believes that an investment transaction occurs either at the time the Merger Agreement is signed, or again at the time the closing is accelerated due to the pricing of the Offering, the Company believes that both transactions are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) and should not be deemed to be integrated with the Offering.

Section 4(a)(2) Exemption

The issuance of Class A Shares by Planet Fitness, Inc. to the Direct TSG Investors in the Merger, and, to the extent constituting an investment decision relating to such issuance, the acceleration of the closing of the Merger as a result of the pricing of the Offering, are exempt under Section 4(a)(2) of the Securities Act primarily for the following reasons:

•	The Direct TSG Investors consist of only two investment entities, both of which are controlled by their general partner, a TSG affiliate.

•	TSG has indicated to the Company that the Direct TSG Investors are “accredited investors” within the meaning of Rule 501(a) under the Securities Act and “qualified institutional buyers” under Rule 144A under the Securities Act with the sophistication and knowledge to evaluate the merits and risks of an investment in the Class A Shares.

•	The Company has not conducted any general solicitation or general advertising in connection with the Merger or otherwise solicited any new investment by the Direct TSG Investors. The decision to price the Offering (to the extent controlled by TSG) is not influenced in any respect by the filing of the Registration Statement.

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•	TSG, through its board representation and relationship with the Company, has regular access to detailed information about the Company, including all of the financial and other information included in the Registration Statement.

•	The certificates or book entry units representing the Class A Shares to be received by the Direct TSG Investors upon the Merger will bear restrictive legends indicating that the Class A Shares may not be sold except in compliance with the registration requirements of the Securities Act or an exemption therefrom. Other than the portion of the Class A Shares received by the Direct TSG Investors that will be sold pursuant to the Registration Statement at the closing of the Offering, the remaining Class A Shares bearing such restrictive legends will additionally be subject to the “lock-up” agreement with the underwriters described in the Registration Statement.

Primarily in light of the foregoing, the Company believes that each of the issuance of Class A Shares to the Direct TSG Investors, and any separate decision by TSG to price the Offering (and therefore accelerate the closing of the Merger), is a private placement that is exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Integration

Based on the analysis and policy decisions reflected in the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters, the Company believes that the issuance of Class A Shares to the Direct TSG Investors in the Merger, and any separate decision by TSG to price the Offering (and therefore accelerate the closing of the Merger) should not be integrated with the sales of shares by the Direct TSG Investors as selling stockholders and the Company (to effect the sale of Pla-Fit Holdings, LLC Units by the Continuing LLC Holders). In these no-action letters, the Staff expressed its view that, for policy reasons, offers and sales of unregistered securities by an issuer to a limited number of qualified institutional buyers or large institutional accredited investors in a transaction subsequent to the filing of a registration statement covering the proposed public offering of securities need not be integrated with the registered public offering, particularly where the offer and sale of unregistered securities would be a valid private placement if viewed separately. As discussed above, the Company believes that the issuance of Class A Shares to the Direct TSG Investors in connection with the Merger and the decision by TSG to price the Offering (and therefore accelerate the closing of the Merger), on an unregistered basis falls squarely within the ambit of these no-action letters and that the policy considerations that persuaded the Staff not to integrate the offerings at issue and Black Box and Squadron, Ellenoff are equally applicable to the proposed issuance of Class A Shares to the Direct TSG Investors. In fact, because the Merger Agreement between the Company and PF LP will be executed and irrevocably binding on the parties (to the extent considered an offer and sale of securities) prior to the public filing of the Registration Statement, the Company believes that its facts present a stronger case than the offerings at issue in those letters. To the extent a separate decision is made regarding pricing of the Offering, having the effect of accelerating the Merger, no new investment is made in the Company. Accordingly, the Company’s view is that the private transaction with the Direct TSG Investors should not be integrated with the Offering.

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The Company believes that, primarily for the reasons described under the heading “Section 4(a)(2) Exemption above,” the private transaction with the Direct TSG Investors would clearly be a valid private placement to two investment entities affiliated with TSG, each of which is an accredited investor and a qualified institutional buyer. In addition, because of TSG’s relationship with the Company and access to detailed information about the Company and its prospects, we believe that it is highly capable of evaluating the risks and merits of the proposed issuance of Class A Shares in the Merger and would receive no incremental benefit from the registration of such transaction. TSG is clearly able to fend for itself and is not the type of investor that requires the protections afforded by the registration requirements of the Securities Act. Accordingly, no purpose would be served by integrating the issuance of Class A Shares in the Merger with the Offering.

The Company refers the Staff to Securities Act Rule Compliance and Disclosure Interpretation 139.25 (“C&DI 139.25”), which indicates that there can be a side-by-side private offering under Section 4(a)(2) of the Securities Act and registered public offering even without having to limit the private offering to the circumstances described in Black Box and Squadron, Ellenoff. Referring to SEC Release 33-8828, C&DI 139.25 states that the filing of a registration statement does not eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement, if the investors in the private offering become interested in the private offering through some means other than the registration statement (e.g., there is a substantive, pre-existing relationship between the investors and the company). In this case, the Direct TSG Investors have a meaningful and substantive, pre-existing relationship with Pla-Fit Holdings, LLC (and the Company, which, following the Recapitalization Transactions, will be a holding company for interests in Pla-Fit Holdings, LLC and act as its managing member). TSG representatives comprise a majority of the Company’s board of directors and they are in regular contact with management of the Company. As a significant investor, the Company and TSG representatives regularly discussed whether to take steps to conduct the Offering well in advance of the preparation and confidential submission of the draft Registration Statement. The Offering is being conducted for the purpose of establishing a public market for the Class A Shares and for facilitating a liquidity event with respect to a portion TSG’s long-held investment in the Planet Fitness business. TSG and the Company’s management also regularly discussed their intent to restructure TSG’s holdings in order to facilitate the Offering, which is the purpose of the Recapitalization Transactions. No cash consideration will be received by any TSG investment entities in connection with the Recapitalization Transactions, nor will the economic characteristics of their investment change as a result of such transactions. The Direct TSG Investors are acquiring their Class A Shares as part of the Merger and the Recapitalization Transactions because of reasons wholly unrelated to the filing of the Registration Statement.

For all of the foregoing reasons, the Company advises the Staff that it believes that, to the extent the issuance of Class A Shares to the Direct TSG Investors in the Merger, or the separate decision to price the Offering (and therefore accelerate the closing of the Merger), is viewed as a separate investment transaction, such transaction is exempt from registration under Section 4(a)(2) under the Securities Act and should not be integrated with the Offering. The Company also notes that the facts described in this letter and the Registration Statement relating to the Company’s corporate structure are analogous to numerous so-called “Up-C” companies that

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have consummated initial public offerings in recent years, including Shake Shack Inc., GoDaddy Inc., Malibu Boats, Inc., Adeptus Health Inc., Habit Restaurants, Inc., Norcraft Companies, Inc. and Black Knight Financial Services, Inc., providing clear precedent for its position that integration would not be appropriate.

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If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7473 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Chris Rondeau (Planet Fitness, Inc.)

Dorvin Lively (Planet Fitness, Inc.)

D. Rhett Brandon (Simpson Thacher & Bartlett LLP)

John C. Ericson (Simpson Thacher & Bartlett LLP)